FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1. 2.	BlackBerry Demonstrates New Mobile Computing Service for Automakers International Law Firm Akin Gump Deploys BlackBerry 10 and its ‘Robust Security’ Platform	2. 2.

Document 1

  NEWS RELEASE
June 5, 2013

FOR IMMEDIATE RELEASE
BlackBerry Demonstrates New Mobile Computing Service for Automakers

New “Over-the-air” service delivers wireless software update and management capabilities to automakers

Telematics Detroit Conference, Novi, MI – Today, at the Telematics Detroit conference, BlackBerry® (NASDAQ: BBRY; TSX: BB) will preview a new solution for automakers that lets them manage and deliver “Over-the-air” (OTA) software updates to vehicles. Leveraging BlackBerry’s existing global and secure infrastructure, which today delivers software updates to millions of BlackBerry devices around the world, the Software Update Management for Automotive service facilitates machine-to-machine (M2M) communication directly between the automaker and the vehicle, allowing the automaker to easily provide software updates to vehicles in the field.

“BlackBerry is helping facilitate a rapid convergence between mobile computing and the auto industry as automakers seek to connect with customers wherever they may be,” said David J. Smith, Executive Vice President, Enterprise Mobile Computing at BlackBerry. “At Telematics Detroit we are previewing how BlackBerry can help automakers connect with customers, solving the complex and difficult task that automakers face when they have a software update for the vehicles they’ve made. BlackBerry’s Software Update Management for Automotive service can transform the vehicle experience by enabling automakers to deliver new, compelling capabilities to their customers, long after the initial sale.”

Vehicles have more computing power than ever before with complex environments equipped with dozens of electronic control units (ECUs) as well as sophisticated in-vehicle infotainment systems that can provide everything from 3D navigation to smartphone connectivity. The vehicle’s built-in software is an important component of the automotive experience, and software updates can refresh a vehicle with new features and services as they become available. With BlackBerry’s new Software Update Management for Automotive service, automakers can easily, securely and cost effectively manage and deliver software updates.

“According to a study Gartner did with U.S. vehicle owners in 2012(1), 40 percent of all U.S. vehicle owners either ‘definitely want to get’ or at least are ‘likely to get’ the ability for wireless software updates in their next new vehicle – making it the third most demanded automotive-centric Web application and function,” said Thilo Koslowski, Vice President, Distinguished Analyst, Gartner.

Through BlackBerry’s OTA service, which provides secure global distribution and is highly scalable to support millions of vehicles, automakers can deliver a number of new capabilities to customers, including software updates, new applications, and the ability to get the status of functional systems in a vehicle.

The development of OTA services is part of BlackBerry’s broader mobile computing strategy. BlackBerry is providing the foundation for a new era of mobile computing by connecting mobile end points securely and creating opportunities for community building, connecting and sharing.
More details about the BlackBerry's OTA solutions will made available in the coming months. For more information, please visit www.blackberry.com/m2m.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

1. Gartner “U.S. Consumer Vehicle ICT Study: Web-Based Features Continue to Rise”, December 13, 2012.

###

BlackBerry Media Contact:
Kim Geiger
BlackBerry
+1-647-283-7150
kgeiger@blackberry.com

or

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances.  Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements.  BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or service.

Document 2

  NEWS RELEASE
June 5, 2013

FOR IMMEDIATE RELEASE
International Law Firm Akin Gump Deploys BlackBerry 10 and its ‘Robust Security’ Platform

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that international law firm Akin Gump Strauss Hauer & Feld LLP has chosen to deploy 500 BlackBerry® 10 devices and BlackBerry® Enterprise Service 10 to its employees.

Akin Gump is a leading international law firm, with offices in the United States, Europe, Asia and the Middle East. Security and reliability matters and Akin Gump trusts BlackBerry with its information and its ability to help them get things done and have made the decision to test and deploy BlackBerry 10.

“We are excited to be moving forward with the new BlackBerry 10 platform. It is important to us that we provide our employees with powerful tools when working remotely, and the new BlackBerry platform, with its ease-of-use, and robust security is a major step forward and a significant part of that strategy,” said Scott Bravi, Chief Information Officer for Akin Gump Strauss Hauer & Feld LLP.

“We are thrilled to announce that Akin Gump is deploying BlackBerry 10 and BlackBerry Enterprise Service 10, recognizing the valuable security proposition the BlackBerry platform provides,” said Richard Piasentin, Vice President and Managing Director for the U.S. at BlackBerry.  “BlackBerry knows enterprise and offers innovative solutions to help them to maintain security and respond to current trends – BlackBerry Balance – creates a seamless way to satisfy both user and customer needs without compromising either.”

BlackBerry 10 is a reliable platform that is smooth and responsive. It has a modern design and a gesture-based interface that is highly discoverable. It is designed to support, learn, and adapt to the way you work.  BlackBerry Enterprise Service 10 builds on more than a decade of the BlackBerry enterprise mobility management expertise. It offers mobile device management, mobile application management and secure mobile connectivity, and delivers a cost-efficient and reliable solution for business and government customers.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

Media Contact:
Stephanie Frisina
BlackBerry
+1-519-597-0745
sfrisina@blackberry.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances.  Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements.  BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	June 5, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO